Exhibit 1.02

LSB Industries, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (“Report”) of LSB Industries, Inc. (the “Company,” “we,” “us” or “our”) is prepared pursuant to Rule 13p-1 and Form SD (“Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo (“DRC”), South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and Conflict Minerals are necessary to the functionality or production of those products.

This Report relates to products (i) for which Conflict Minerals are necessary to the functionality or production of that product, (ii) that were manufactured, or contracted to be manufactured by the Company, and (iii) for which the manufacture was completed during calendar year 2013.

Company Overview

LSB Industries, Inc. is a manufacturing company operating primarily in two lines of business—production of chemicals and production of heating, ventilation, air conditioning and heat pump products (“HVAC”). Our chemical business produces ammonium nitrate, anhydrous ammonia, nitric acid, sulfuric acid, and other chemicals used by our customers in the agricultural, industrial and mining industries. Products designed and manufactured by our HVAC business are targeted for installation in new buildings, renovation of existing buildings, and replacement of existing heating and air-conditioning systems.

Our products are more fully described on our website, which can be accessed at www.lsbindustries.com. The content of our website that is referenced in this Report is for general information only and is not incorporated by reference in this Report.

Company’s Products Covered by this Report

The Company is several levels removed from the actual mining of Conflict Minerals. The Company does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the DRC or adjoining countries. The Company is not a vertically integrated manufacturer and instead utilizes components produced by others in its products in the HVAC business. As a result, we manufacture products which likely contain Conflict Minerals, due to the anticipated presence of such minerals in parts and components obtained from some of our suppliers.

Based upon an analysis of our product lines within our multiple business units that comprise our chemical and HVAC businesses, we have determined that the products produced by our HVAC businesses are subject to the reporting requirements under the Rule. These products, which we refer to in this Report collectively as the “Covered Products,” are heating, ventilation and air conditioning products consisting of geothermal and water source heat pumps, hydronic fan coils, large custom air handlers, modular geothermal and other chillers and related products.

The Company’s Due Diligence Process

We have developed a management system for our Conflict Minerals identification and reporting obligations which includes the participation of management in our HVAC business, personnel with responsibilities over Covered Products and component vendors, and our corporate legal personnel. Our legal department provides the Company’s audit committee and senior executives the results of the due diligence efforts.

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals. The good faith RCOI is designed to determine which suppliers utilized parts containing Conflict Minerals and whether any of the Conflict Minerals originated in the Covered Countries. The Company’s due diligence measures conform generally to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (“OECD Guidance”).

The Company does not purchase Conflict Minerals from mines, smelters or refiners. The Company’s supply chain for the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of the Conflict Minerals. As a result, the Company must rely on its suppliers to provide information regarding the origin of Conflict Minerals included in its Covered Products. The Company believes that smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals. The Company is, in conjunction with its vendors, actively undertaking the process to identify the smelters and refiners of Conflict Minerals in the Company’s supply chain.

We identified vendors that manufacture or provide our HVAC business with supplies or materials that are components of our HVAC products. We sent surveys to our identified component and outsourced manufacturing supply chain vendors for our HVAC products. When we initially engaged these vendors, we described the Rule and the Company’s reporting requirements, and requested that each complete a survey and related supplier certification. We subsequently adopted the EICC and GeSI Conflict Mineral Reporting Template (“Reporting Template”) in order to provide consistency for our vendors and our data collection process. We intend to conduct our future surveys using the Reporting Template.

We implemented a mechanism to track communications with our vendors and to follow-up with vendors to track progress in obtaining responses. After our review of the initial responses, we made further inquires of certain of our responsive vendors and used various communication strategies to establish a dialogue with non-responsive vendors.

We continue to develop our program to utilize internal and external information to improve our supply chain transparency system. We have adopted a Conflict Minerals contract provision which when practical will be incorporated into new supply contracts and purchase orders and inserted into existing contracts as they are renewed. We are in the process of sending additional communications to our vendors to educate them regarding our policy and expectations, EICC’s Conflict Minerals guidance and SEC rules. We believe that these efforts will further strengthen our engagement with suppliers.

Due Diligence Results

Of the 121 suppliers and vendors that we surveyed, 67 responded or supplied relevant information on their website. Of those responding, 18 replied with undetermined Conflict Minerals data. Based on these responses, the Company has determined that some Conflict Minerals may be present in certain of its products due to the presence of such minerals in supplier parts. However, we are unable to make a determination regarding the country of origin of such minerals, because none of these suppliers indicated DRC or specific smelter sourcing, and each of these suppliers indicated that they were continuing to obtain information and collect data.

Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information with respect to the Covered Products to determine the country of origin of the Conflict Minerals in the Covered Products, and as such, we have found that the Company’s products containing Conflict Minerals are DRC conflict undetermined.

Company Policy

The Company has a Conflict Minerals Policy that is available on the website at www.lsbindustries.com under “Investors” in “Conflict Minerals”. The Conflict Minerals Policy includes a method for reporting violations of the policy.

Improving Due Diligence and Risk Mitigation

The Company plans to undertake the following actions during 2014 to improve its due diligence and mitigate the risk that the necessary Conflict Minerals in its products benefit or finance armed groups:

1.	The Company will continue to work with vendors who provided incomplete or insufficient information in an effort to obtain complete and accurate information in 2014.

2.	The Company will request information and supporting data from each vendor providing parts to the Company that are subject to 2014 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter and mine.

3.	The Company will provide its Conflict Minerals Policy to suppliers as part of its EEIC-GeSI Conflict Minerals Reporting Template based supplier inquiry process for 2014.

4.	The Company has adopted a Conflict Minerals clause to be included in its HVAC purchase order standard terms and conditions and is adding a Conflict Minerals clause to its agreement templates for incorporation in new agreements. Current agreements will be reviewed and a Conflict Minerals clause will be added as practical.

5.	The Company will expand training to relevant employees regarding the Rule and the Company’s Conflict Minerals Policy.